November 11, 1996


Mr. Brian Turnbull
Mr. Robert E. Asseltine
Mr. Gerald Maunder
Sel-Drum International, Inc.
601 Amherst Street
Buffalo, NY  14207-2925

Re: Acquisition Letter of Intent
    ----------------------------
Dear Gentlemen:

     This letter expresses the intent of the undersigned to enter into transactions and agreements as described in this letter (the "Acquisition") whereby JRCS Corp. or its designee(s) (the "Buyer") will acquire all of the outstanding preferred stock and 90.1% of the outstanding common stock of Sel-Drum International, Inc. (the "Company") from its principals Brian Turnbull and Robert Asseltine and other shareholders as shall be listed on Exhibit A (collectively "Selling Shareholders"), and whereby related employment, non-competition and other agreements as described herein will be consummated. Closing on the Acquisition is subject to completion of due diligence to the satisfaction of Buyer in its sole discretion and to entry into definitive legal agreements containing provisions as described in this letter and appropriate representations and warranties and other terms and provisions (the "Acquisition Agreements"), pursuant to which the closing shall occur. The Acquisition closing would occur on a date, to be specified by Buyer, not later than March 7, 1997. If the Acquisition is not completed on or before such date, this letter, unless extended by written agreement of the undersigned, shall terminate and be of no further force and effect. The principal terms of the Acquisition will be as described below.

1.     Stock Purchase and Price.  At the Closing, Buyer will
       -------------------------
purchase from the Selling Shareholders, and the Selling Shareholders will sell to Buyer, 100% of the outstanding preferred stock and 90.1% of the outstanding common stock of the Company. Buyer will: (a) at Closing pay the Selling Shareholders U.S.$4.2 million in cash or immediately available funds and (b) agree to pay U.S.$1.4 million on or before November 1, 1997 pursuant to an irrevocable promissory note executed and delivered at Closing. The promissory note shall be secured by a bank letter of credit, or alternatively by other collateral, security or guarantees satisfactory to the Selling Shareholders.

     Assuming that 7,642,500 shares of common stock are outstanding (including any and all rights and options for issuance or potential issuance of common shares) at date of Closing, 6,885,893 shares shall be transferred to Buyer. The Selling Shareholders shall be Brian Turnbull and Robert Asseltine, and their affiliates who agree to become Selling Shareholders, such that the total of the common shares transferred is the required number of shares.

2.     Associated Shareholders' and Outside Shareholders' Shares.
       ---------------------------------------------------------
After Closing, an aggregate of 756,607 shares of common stock of the Company (representing 9.9% of the total outstanding stock of the Company [756,607/7,642,500]) will be held by owners other than the Buyer. Of this amount, 514,787 shares will be held by "Associated Shareholders" as listed on Exhibit B and 241,820 shares will be held by other shareholders ("Outside Shareholders"). In the event that Buyer or the Company merge the Company into a private entity or otherwise elect to convert the Company into a non-reporting private company whose stock is not publicly traded under applicable SEC rules (a "Going Private Transaction"), the Company or its designee(s) shall be required to purchase from the Associated Shareholders, and the Associated Shareholders shall be required to sell to the Company or its designee(s), the Associated Shareholders' shares of common stock for a price of $1.00 per share. The obligation and right of the Company to so purchase the common stock of the Associated Shareholders upon a Going Private Transaction shall survive the Closing in perpetuity as to the common stock that continues to be owned by the Associated Shareholders. The Associated Shareholders, until July 31, 1998, shall not be permitted to sell their shares other than to Buyer, the Company or its designees; thereafter, the Buyer, Company and its designees shall have a right of first refusal as to common stock that continues to be owned by the Associated Shareholders. An appropriate put/call and first refusal agreement shall be entered into at Closing between the Company, Buyer and the Associated Shareholders to implement the foregoing. Brian Turnbull and Robert Asseltine will, to the extent necessary, acquire shares of the Associated Shareholders such that following Closing the total block of Associated Shareholders' 514,787 shares is subject to the put/call and first refusal agreement. If there is a Going Private Transaction in which the 241,820 shares of the Outside Shareholders are acquired or retired, the Outside Shareholders shall be paid fair value for their shares; if such Going Private Transaction occurs within one year of the Closing the amount offered for their shares shall not in any event be less than $1.00 per share.

3.     Responsibility for Litigation or Claims.  In connection
       ---------------------------------------
with any purchase or retirement of the Outside Shareholders' shares, the Company shall be responsible for any litigation or claims of Outside Shareholders and shall hold harmless present and future directors, officers, Selling Shareholders, Buyer and their respective affiliates from any such claims. In connection with the Acquisition or any purchase or retirement of Associated Shareholders' shares, the Selling Shareholders shall be responsible for any litigation or claims by the Associated Shareholders and shall hold harmless the Company, and all present and future directors, officers, Buyer and their affiliates (other than the Selling Shareholders) from any such claims.

4.     Brien Murtagh Employment Agreement.  Buyer will negotiate
       ----------------------------------
an employment agreement to be entered into between the Company and Brien Murtagh upon the Closing.

5.     Brian Turnbull Employment Agreement.  Buyer will negotiate
       -----------------------------------
an employment agreement to be entered into between the Company and Brian Turnbull upon the Closing. The agreement will include the following terms:

                   - U.S.$125,000 annual salary;
                   - bonus related to the achievement of
                     specified targets related to
                     the export market;
                   - U.S.$16,000 a year for payment of car lease,
                     car insurance and operating costs;
                   - U.S.$5,700 for payment of annual dues and
                     monthly expenses for golf club;
                   - U.S.$2,300 for miscellaneous expenses for
                     sales promotions etc.;
                   - Reimbursement of out-of-pocket expenses for
                     overseas export sales trips which are
                     expected to be in the U.S.$15,000-20,000 range annually provided documented expense reports are submitted to the Company.

(The foregoing is subject to Buyer's confirmation that these compensation and benefit provisions, other than the agreed salary, are consistent with current arrangements between the Company and Mr. Turnbull.)

6.    Bonus for Fiscal Year 1997.  Upon the Closing, the Company
      --------------------------
will enter into a bonus agreement providing for payment to the Principals (Brian Turnbull and Robert Asseltine) of a combined bonus, not to exceed U.S.$225,000, if the Company achieves an EBIT of U.S.$1.8 million or greater for the fiscal year ending July 31, 1997 (the "Principals' 1997 Bonus"). Such bonus would be due and payable in cash on November 1, 1997 provided that the audited financial statements for the fiscal year ended July 31, 1997 have been made available. The bonus would be based on the consolidated earnings of the Company (including the earnings of any acquired company if an acquisition by the Company is completed before July 31, 1997 for the part of the fiscal year during which the acquired entity was owned by the Company). The amount of the bonus would be based on the following schedule:


         EBIT for
         F.Y. 1997                             Bonus
      U.S.$1,800,000                        U.S.$50,000

         Between
  U.S.$1,800,001 to $1,900,000           U.S.$50,000 plus 75% of
                                         EBIT over $1,800,000

          Between
  U.S.$1,900,001 to $2,100,000           U.S.$125,000 plus 50% of
                                         EBIT over $1,900,000

Above U.S.$2,100,000                     Always U.S.$225,000

The Principals' 1997 Bonus will be divided among the Principals as specified in the bonus agreement to be entered into at Closing by the Company and the Principals.

7.     Non-Competition Agreements.  The Principals will sign
       --------------------------
covenants and non-competition agreements with the Company and Buyer effective for a period of five years from the Closing. Brian Turnbull, Brien Murtagh and any other Principals who will continue to be employees of the Company after the Closing will sign covenants and non-competition agreements that will be effective during their employment and for five years following the completion of their employment with the Company. The covenants and non-competition agreements will include provisions to protect confidential or proprietary information of the Company, to prohibit the Principals from competing with the Company or becoming affiliated with a competitor of the Company, from pursuing business opportunities of the Company under consideration during their affiliation with the Company and from soliciting employees or customers of the Company.

     Based upon its due diligence review, the Buyer may require as a Closing condition that designated employees or agents of the Company other than the Principals enter into appropriate covenants and non-competition agreements if such agreements are not in place.

8.     Building Lease.  At the Closing, the Company will enter
       --------------
into a five year lease from the date of Closing, at the present rental rate, on the existing Burlington offices of the Company, subject to Buyer determining through due diligence that the lease rent and other provisions are at market.

9.     Auditors.  Until payment of the Principals' 1997 Bonus, if
       --------
Buyer elects to change the Company's auditors, Buyer will select one of the "big six" accounting firms or Grant Thornton. Following payment of such bonus, Buyer and the Company shall be under no restriction with respect to selection of auditors.

10.     Form 8K Filing. The parties recognize that the Company
        --------------
will file a Form 8K with the Securities and Exchange Commission no later than 15 days after the date hereof.

11.     Agreements as to Exclusivity; No Violation; Due
        -----------------------------------------------
Diligence.
---------
     While the foregoing expresses the parties' intent regarding the Acquisition and principal terms of the Acquisition Agreements but is subject to Buyer's due diligence and entry into the definitive Acquisition Agreements, the provisions of this Section 11 are binding upon the Selling Shareholders and the Company as an agreement with Buyer. Selling Shareholders and the Company recognize that in reliance on this agreement, Buyer will undertake due diligence analysis and incur significant efforts and costs pertaining to the potential Acquisition.

     a. The Company and each of its Selling Shareholders who execute this letter hereby agree that none of them, directly or indirectly, nor any of their representatives, directors, officers, employees, agents or affiliates with their knowledge, encouragement or authorization, shall, until March 7, 1997: (i) discuss, enter into negotiations for, solicit offers for, or otherwise pursue a possible sale or other disposition of the Company, control of the Company, or any interest therein, with any other party, whether by sale of stock, assets, merger or otherwise, or provide any information to any other party for discussion, evaluation or consummation of any such possible transaction; (ii) discuss, enter into negotiations for, solicit offers for, or otherwise pursue sale of all or substantial assets of the Company, merger with or acquisition of another company or assets thereof, or, without consent of Buyer, engage in other transactions outside of the ordinary course of business of the Company; or (iii) disclose to or discuss with any other party the contents of this letter (other than as required in filings to be made with the Securities and Exchange Commission or other regulatory agencies or to shareholders in response to inquiries from shareholders; no press release or similar release shall be issued without consent and approval of Buyer). The Company shall inform those of its directors, officers, employees or agents who hold positions of significant responsibility within the Company of the foregoing agreement so that it is complied with by the Company. In furtherance of the foregoing, in the event of breach of the foregoing (i) or (ii), if Selling Shareholders or the Company thereafter enter into a transaction providing for sale or transfer of control of the Company or sale of substantially all assets thereof to a party other than the Buyer, the Company shall be obligated to pay Buyer a fee ("Break-Up Fee") of U.S.$1.1 million due and payable in cash upon consummation of such transaction. The provision for this Break-Up Fee is in addition to, and shall not be in lieu of, the right of Buyer to enjoin violation of and specifically enforce this Section 11, or to bring suit against any person or entity that interferes with compliance with this Section 11 by the Company and Selling Shareholders. The Company and the Selling Shareholders shall immediately disclose to Buyer the receipt or existence of any proposal or expression of interest which they may hereafter receive during the exclusivity period in respect of any competing transaction, which disclosure shall include the identity of the person or entity that is tendering any proposal or expression of interest and the terms and substance thereof.

     b. The Company and the Selling Shareholders represent that neither they nor any of their affiliates will, by pursuing or concluding the transactions contemplated hereby, violate the terms of any other agreement or obligation to which any of them is subject.

     c. Within ten business days following the execution of this letter, Brian Turnbull and Robert Asseltine will cause at least 6,885,893 shares of common stock, together with executed stock powers and other documents required for the transfer thereof (such executed stock powers and other documents to be added to the escrow on or before December 20, 1996), to be placed in escrow with Ross & McBride, pursuant to the form of escrow letter attached as Exhibit C, [not included in this filing] such shares to be held in escrow and available for transfer in the Acquisition. To the extent that Brian Turnbull and Robert Asseltine acquire other shares of common stock prior to Closing, such shares and applicable documents for transfer shall be added to the shares and documents in escrow.

     d. Promptly upon execution of this letter of intent, Buyer will provide an initial list of due diligence information and an initial schedule for visits to the Company's facilities and meetings with management. During the period from the date of this letter until Closing, the Company and the Selling Shareholders agree to promptly and efficiently make disclosures and provide all information to Buyer (including representatives of Buyer) which Buyer describes or requests including but not limited to the business, affairs, operations, personnel, procedures, competitors, properties, assets, liabilities, financial condition and ownership of the Company, and all such other information which the Company or Selling Shareholders deem may be relevant or material to Buyer in consummating the Acquisition and/or in preparing for oversight and management of the Company after Closing. Buyer shall be given access to the premises and files of the Company on reasonable notice and under conditions and arrangements that do not interfere with the day to day operations of the business of the Company.

     We look forward to working with you with the goal of successfully entering into final Acquisition Agreements and consummating the Acquisition. Please signify your agreement with this letter by signing below.

                                      Very truly yours,
                                      JRCS CORP.
                                 By: /s/ John F. Rand
                                     --------------------------
                                     John F. Rand


Agreed and accepted as of
the date first written above:

THE COMPANY:

SEL-DRUM INTERNATIONAL, INC.

By: /s/ Brian Turnbull
    ------------------

Its:    CEO

PRINCIPAL SELLING SHAREHOLDERS:


 /s/ Robert E. Asseltine
 -----------------------
  Robert E. Asseltine


 /s/ Brian Turnbull
 ------------------
  Brian Turnbull

                           EXHIBIT A
                           ---------
                 List of selling Shareholders
                 ----------------------------

The Selling Shareholders shall be Brian Turnbull and Robert Asseltine, their affiliates and such other shareholders as they shall designate before Closing, such that the total common stock transferred to Buyer at the Closing represents 90.1% of the outstanding common stock including all rights and options for issuance of common stock. The final listing of Selling Shareholders and the number of shares to be sold by each will be specified before or at Closing by Brian Turnbull and Robert Asseltine.

Brian Turnbull affiliated shareholders include the following:
------------------------------------------------------------
     Brian Turnbull
     Brett Turnbull
     Shane Turnbull
     Steve Turnbull
     Tracy Turnbull
     Wayne Turnbull
     Debbie Whitfield


Robert Asseltine affiliated shareholders include the following:
--------------------------------------------------------------
     Robert Asseltine
     Geraldine Asseltine

                       EXHIBIT B
                       ---------
                   Associated Shareholders
                   -----------------------
Shareholders who shall be deemed to be Associated Shareholders shall include the following:

Name of Shareholder                      Shares Currently Owned
Brian Turnbull                               4,514,000
Brett Turnbull                                  13,500
Shane Turnbull                                  13,500
Steve Turnbull                                 100,000
Tracy Turnbull                                 100,000
Wayne Turnbull                                 100,000
Debbie Whitfield                               100,000
Robert Asseltine                             1,199,000
Geraldine Asseltine                            237,000
Gerald Maunder                                 125,000
Brien Murtagh                                  385,000
Stephen Dadson                                  83,680
Kensington Int.,                               220,000 (est.)
  a Barbados Holding Company
Alex Green                                     100,000
Bon Green                                       85,000
Dennis Hack                                     25,000

(Should Robert Frost receive shares from any of the above, he shall be deemed an Associated Shareholder with regard to those shares.)